UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASPIRIANT RISK-MANAGED REAL ASSETS FUND

(Name of Subject Company (Issuer))

ASPIRIANT RISK-MANAGED REAL ASSETS FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

04539D103

(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

December 27, 2021

(Date Tender Offer First Published,

Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 27, 2021 by Aspiriant Risk-Managed Real Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $8,700,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 27, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on February 16, 2022.

2. As of February 16, 2022, ten (10) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2022 in the amount of $3,075,604.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of a promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Nine (9) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders 100% of the Shareholders’ unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the accounts designated by such Shareholders in their Letters of Transmittal on May 17, 2022. One (1) Shareholder, whose tender was accepted for purchase by the Fund, tendered its entire Shares in the Fund; therefore, pursuant to the promissory notes issued to the Shareholder, the Fund paid to the Shareholder at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Shareholder a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the Shares tendered and purchased as of March 31, 2022 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2022. Initial Payments in the amount of at least 95% of the Shareholders’ unaudited net asset value of the Shares tendered were wired to the account designated by such Shareholders in their Letters of Transmittal on May 17, 2022.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on December 27, 2021 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables is attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASPIRIANT RISK-MANAGED REAL ASSETS FUND

By:	/s/ Benjamin Schmidt
Name: Benjamin Schmidt
Title: Treasurer and Principal Financial Officer

August 16, 2022

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table